CERTIFICATE OF NOTIFICATION

                                    Filed By

                               GULF POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated September 27, 1993, December 15, 1993 and September 26, 1994 in the matter of File No. 70-8229.

                   - - - - - - - - - - - - - - - - - - - -

       Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

       1. On January 25, 1996, the issuance and sale by the Company of $30,000,000 principal amount of First Mortgage Bonds, 6 7/8% Series due January 1, 2026 (the "Bonds"), were carried out in accordance with the terms and conditions of and for the purposes represented by the application and of said orders with respect thereto.

       2. All of the proposals for the purchase of said Bonds were submitted upon the identical form of proposal a copy of which is filed herewith as Exhibit
B. The names of the various bidders submitting proposals and the interest rates and prices to the Company (exclusive of accrued interest) specified in such proposals were as follows:


         Name                        Interest Rate (%)     Price to Company (%)
         -----                       -----------------     --------------------

First Union Capital Markets Corp.           6.875                 98.768422

Lehman Brothers                             6.875                 98.214

CSFirst Boston Corporation                  6.875                 98.091
     ABN AMRO Securities (USA) Inc.
     A. G. Edwards & Sons, Inc.

Smith Barney Shearson Inc.                    6.9                 98.2429

Salomon Brothers Inc                          6.9                 98.060
     Merrill Lynch & Co.
     PaineWebber Incorporated
     Prudential Securities Incorporated

Citicorp Securities Inc.                      6.95                98.227


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         Name                        Interest Rate (%)     Price to Company (%)
         ----                        -----------------     -------------------

J. P. Morgan Securities Inc.                  7.0                 98.832

Deutsche Bank                                 7.0                 98.454

Goldman, Sachs & Co.                          7.0                 98.417
     Bear, Stearns & Co. Inc.
     Dillion, Read & Co. Inc.
     Morgan, Stanley & Co. Inc.


The winning bidder being First Union Capital Markets Corp.

       3.     Filed herewith are the following exhibits:

              Exhibit   A  -   Prospectus supplement with respect to the
                               Bonds dated January 17, 1996. (Filed
                               electronically January 19, 1996, in File No.
                               33-50165.)

              Exhibit   B  -   Proposal accepted with attached purchase
                               contract for the purchase of the Bonds effective
                               January 17, 1996. (Designated in the Company's
                               Form 8-K dated January 17, 1996, File No. 0-2429, as Exhibit 1.)

              Exhibit   C  -   Supplemental Indenture dated as of January 1,
                               1996. (Designated in the Company's Form 8-K dated
                               January 17, 1996, File No. 0-2429, as Exhibit 4.)

              Exhibit   D  -   Opinion of Beggs & Lane, dated February 1, 1996.


Dated:   February 5, 1996                          GULF POWER COMPANY



                                                    By ________________________
                                                                Wayne Boston
                                                           Assistant Secretary